7/14

05011223

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Village Roadshow Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME SEP 19 2005

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 4573 FISCAL YEAR 6-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 9/12/05

VILLAGE ROADSHOW LIMITED

82-4513

Web Site: www.villageroadshow.com.au

30 August 2005

RULE 4.3A

APPENDIX 4E - Preliminary Final Report

ARLS 6-30-05

Introduced 1/1/2003. Origin: Appendix 4B

Name of entity

VILLAGE ROADSHOW LIMITED

ABN of entity

43 010 672 054

Financial year ended ('reporting period'):	Previous financial year ended ('previous corresponding period')
30 June 2005	**30 June 2004**

Results for announcement to the market

Extracts from this report for announcement to the market.

				$A'000
Revenues from ordinary activities *(item 1.1)*	Down	30%	to	1,567,317
Profit (loss) from ordinary activities after tax attributable to members	Down	22%	to	40,691
Net profit (loss) attributable to members of Village Roadshow Limited *(item 1.11)*	Down	22%	to	40,691

Dividends (distributions)		Amount per security	Franked amount per security
Reporting Period:			
Final dividend *(item 15.4)*	*- Ords*	--	--
	- Prefs	--	--
Interim dividend		--	--
Previous Corresponding Period:			
Final dividend (*item 15.5)*	*- Ords*	--	--
	- Prefs	--	--
Interim dividend		--	--

+Record date for determining entitlements to the dividend, *(see item 15.2)*: N/A

Brief explanation of any of the figures reported above:

Refer attached commentary.

Cinema Exhibition

Profit before tax, excluding specific items and discontinuing businesses for the Cinema Exhibition division was $8.9 million, a decline of approximately 68% over the previous year's result of $27.6 million.

A significant portion of the differential between the two years relates to the Greece distribution business. This operation had a stellar 2004 due to a strong performance from *A Touch of Spice* which was produced and distributed by Village Greece.

The decline in result for Australia and New Zealand was largely product driven.

Underlying EBITDA of $60.6 million was 20% lower than the previous corresponding period's EBITDA of $75.3 million, consistent with the reduction in revenue. Reported EBITDA was $36.1 million, 38% lower than last year.

Cinema Exhibition Box Office and Underlying EBITDA from Continuing Operations [1] (A$'000)

	Year Ended June 2005			Year Ended June 2004		
		Underlying EBITDA			Underlying EBITDA	
Geographical Segment	**Gross Box Office**	**100%**	**VRL Share**	**Gross Box Office**	**100%**	**VRL Share**
Australia	294,713	67,992	28,607	314,790	81,083	37,344
Asia/New Zealand	86,168	24,142	11,129	88,702	25,151	10,682
Europe	152,592	21,586	17,296	166,350	32,086	23,628
South America	15,431	6,541	3,597	17,168	6,664	3,665
Total	**548,904**	**120,261**	**60,629**	**587,010**	**144,984**	**75,319**

1. Underlying EBITDA represents Village Roadshow's equity share of trading in each territory on a grossed-up basis, i.e. ignoring the effect of corporate structuring. Reported EBITDA differs from this because there are a number of partnerships/associates whose contribution to reported EBITDA is Village Roadshow's share of their post-tax profits.

Four new sites opened during the year in Australia including state of the art multiplexes at Bondi and Karingal. Two sites also closed at Parramatta and Cranbourne. VRL's share of capital expenditure of $28.5 million (compared with $24.8 million in the previous corresponding period) also included Gold Class upgrades at Crown Casino, Indooroopilly, Garden City, Innaloo and Macquarie, all in Australia.

List of Sites & Screens – Cinema Exhibition Division – Continuing Operations [1]

	As at June 2004		Net Opened/ (Closed/Sold) During 2004/05		As at June 2005		To be Developed During 2005/06	
	Sites	**Screens**	**Sites**	**Screens**	**Sites**	**Screens**	**Sites**	**Screens**
Australia	69	569	2	15	71	584	2	21
Argentina	6	69	-	-	6	69	1	9
Czech Republic	2	22	-	-	2	22	-	-
Fiji	2	10	-	-	2	10	-	-
Greece	4	44	-	-	4	44	3	28
Italy	14	146	-	-	14	146	2	21
New Zealand	13	84	-	3	13	87	2	16
Singapore	8	58	-	-	8	58	-	-
United Kingdom	5	41	-	-	5	41	-	-
Total	**123**	**1,043**	**2**	**18**	**125**	**1,061**	**10**	**95**

1. Includes all screens in which Village Roadshow has an economic interest, taking no account of ownership structure. Not included in the above chart are 18 screens in 2 sites in Austria which has been treated as a discontinuing territory.

During the year the restructuring of the Cinema Exhibition business continued, with an increase in ownership in Italy from 45% to 50% when, together with Warner Bros, VRL acquired the 10% minority shareholding from the local partner.

In addition, in February 2005, VRL completed the sale of its Taiwan circuit for A$26 million, resulting in a post-tax profit of A$2.6 million, which is included in the 2005 discontinuing operations results.

Film Production

Operating profit before tax and specific items for the year ended 30 June 2005 was $13.4 million compared with a loss of $0.8 million in the previous corresponding period. After charging specific items, the current year result is a loss of $11.5 million.

Film exploitation profits were lower than the previous year, due primarily to the poor performance of *Catwoman.* However this was offset by significantly lower interest costs and higher producer and overhead fees. The division released five films during the year – *Catwoman, Ocean's 12, Miss Congeniality 2, Constantine* and *House of Wax.* The division also earned producer and overhead fees on eight other films in production.

On 27 July 2005, VRL announced a financial restructure of the Film Production division with Crescent Entertainment being granted options to acquire a 50% shareholding in the Hollywood film production and related film exploitation business, Village Roadshow Production Group ("VRPG"). Crescent will advance US$115 million by way of a Promissory Note to VRPG which is repayable with a coupon of 8% out of the net cash flow of VRPG only. Once the note has been repaid, VRL will be entitled to receive US$115 million plus a coupon of 8% from the net cash flow and will receive any further cash flow until Crescent exercises the options. This restructure is subject to conditions precedent and is expected to complete in September 2005.

In July 2005 the Film Production division also negotiated for the release of the US$70 million cash deposit, provided as security for the US$900 million film financing facility, in favour of a letter of credit. US$20 million of the cash released to the division from the security deposit has been used to repay a third party loan.

In addition to cash released to VRL, these transactions significantly reduce the reliance of the Film Production division on the position of VRL as a whole and provide new strategic growth opportunities for the business.

The release of *Charlie and the Chocolate Factory* in July 2005 and *Dukes of Hazzard* in August has provided a strong start to the 2006 financial year. Other films set for release include *Rumor Has It, Firewall, The Lakehouse, Lucky You* and *The Reaping.*

Film Distribution

Film Distribution recorded a 9% increase in profit before tax and specific items of $15.8 million for the year ended 30 June 2005, compared with the previous corresponding period's result of $14.5 million.

Sales of ABC and BBC product were again strong, buoyed by significant interest in the third series of *Kath and Kim, Seven Wonders of the Industrial World* and *Little Britain.* The highly valued distribution agreements with both ABC Enterprises and BBC Worldwide were renewed for a further three years from 1 July 2005. In addition the contract with Channel 9 and Cricket Australia has been renewed for a further two years.

Despite the previous year's Entertainment result benefiting from two *Lord of the Rings* titles and two *Matrix* films, strong sales and profits were achieved this year as a result of sales success across the theatrical back catalogue.

Other operations returned positive outcomes. mcm entertainment achieved an excellent result. Offshore, a new 10 year agreement was signed with Austereo's Malaysian venture partners and in Athens, the station Village 88,3 had a more challenging year, with softening post-Olympics advertising.

During the year, Austereo undertook two on market share buybacks totalling 28.3 million shares at a cost of $45 million. VRL did not participate in these buy backs and consequently has increased its shareholding in Austereo from 59.9% at the beginning of the year to 64.4% at 30 June 2005.

** AC Nielsen Survey 4, 2005*

Capital Management

During the year, VRL successfully completed two on-market buy backs of ordinary shares with a buy back of approximately 10% of ordinary capital in August 2004 at a cost of $45.3 million, followed by a buy back of approximately 20% of ordinary capital in November 2004 at a cost of $94.8 million. There are currently 168.4 million ordinary shares and 108.7 million preference shares on issue.

A copy of this release can also be found at www.villageroadshow.com.au

Table of Contents

Page No.

Consolidated Statement of Financial Performance	8
Details of Revenue & Expenses from Ordinary Activities	9
Reconciliation of Profit from Continuing Operations excluding Specific Items	10
Calculation of Income Tax Expense	10
Intangible and Extraordinary items	11
Specific Items	11
Consolidated Statement of Financial Position	12
Consolidated Statement of Cash Flows	14
Reconciliation of Operating Profit after Tax to Net Operating Cash Flows	15
Acquisition of Controlled Entities	15
Ratios	16
Earnings per Security	16
Net Tangible Asset Backing	16
Details of Discontinuing Operations – Current Period	17
Details of Discontinuing Operations – Previous Corresponding Period	18
Dividends	19
Details of Aggregate Share of Profits/Losses of Associates	20
Material Interests in Entities which are not Controlled Entities	21
Issued and Quoted Securities at end of Current Period	22
Reporting by Business Segments	23
Reconciliation of Segment Results, Operating Results & Reported EBITDA Analysis - Group	24
Underlying EBITDA Analysis – Cinema Exhibition	24
Extract of Results: Film Production Exploitation	25
Subsequent Events	26
Material Changes in Contingent Liabilities and Contingent Assets	28
Potential Impacts resulting from the application of Australian equivalents to International Financial Reporting Standards	29

Revenue and expenses from ordinary activities

		2005 $A'000	2004 $A'000
1.19	*Revenues from operating activities:*		
	Revenue from sale and exploitation of film productions	792,496	1,475,446
	Rendering of other services	671,807	685,217
	Revenues from non-operating activities:		
	Commissions/fees	11,947	8,509
	Dividends from other entities	2	144
	Interest from:		
	Other entities	7,244	10,512
	Associated entities	2,187	1,043
	Sale of other non-current assets – refer Specific Items	51,563	16,675
	Rental income	2,504	3,761
	Other income	27,567	25,156
	Total Revenues from ordinary activities	**1,567,317**	**2,226,463**
1.20	Details of relevant expenses:		
	Employee expenses:		
	Employee entitlements	14,729	12,745
	Remuneration and other employee expenses	173,558	172,731
	Total employee expenses	188,287	185,476
	Cost of Goods Sold	20,257	24,356
	Occupancy expenses:		
	Operating lease rental – minimum lease payments	67,242	62,671
	Operating lease rental – contingent rental payments	1,471	1,496
	Other occupancy expenses	36,190	34,123
	Total occupancy expenses	104,903	98,290
	Film hire and other film expenses	590,351	972,786
	Depreciation of:		
	Buildings & improvements	1,186	1,286
	Plant, equipment & vehicles	26,128	26,861
	Amortisation of:		
	Goodwill	3,255	3,251
	Leasehold improvements	7,489	7,794
	Finance lease assets	2,971	3,526
	Goodwill on consolidation	1,464	1,641
	Deferred expenditure	1,650	1,158
	Radio Licences	300	300
	Film Library	272,576	564,108
	Other intangibles	681	20
	Total depreciation and amortisation	317,700	609,945
	Net book value of assets sold – refer Specific Items	36,639	21,009
	Net foreign currency (gains) and losses	2,262	(3,763)
	Deferred expenditure & development costs written off	8	3,466
	Legal settlement – Film Production division – refer Specific Items	10,621	--
	Legal expenses in relation to outstanding matters – Film Production division – refer Specific Items	14,278	--
	Management & service fees paid	7,847	5,592
	Advertising and promotions	34,878	24,495
	Regulatory and licence fees	16,256	14,773
	Settlement and other discounts	18,667	17,241
	Telecommunications	6,719	7,511
	General and administration expenses:		
	Provision for doubtful debts	774	2,768
	Bad debts written off – other	252	(619)
	Other general and administration expenses	73,396	98,867
	Total general and administration expenses	74,422	101,016
	Total Expenses from ordinary activities excluding borrowing costs expense	**1,444,095**	**2,082,193**

Capitalised outlays		2005 $A'000	2004 $A'000
1.21	Interest costs capitalised in asset values	--	--
1.22	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	--	--

Losses and gains	2005 $A'000	2004 $A'000
Net Profit/(Loss) on sale of:		
Property, plant & equipment	1,807	(6,683)
Investments	13,117	2,399
Profit on redemption of convertible notes	-	4,467

Consolidated retained profits		2005 $A'000	2004 $A'000
1.23	Retained profits (accumulated losses) at the beginning of the period	115,347	105,353
1.24	Net profit (loss) attributable to members *(item 1.11)*	40,691	52,217
1.25	Net transfers from (to) reserves (including $10,771k transferred from Outside Equity Interests and ($12,304k) transferred from Foreign Currency Translation Reserve in current period)	(1,533)	(42,223)
1.26	Net effect of changes in accounting policies	--	--
1.27	Dividends and other equity distributions paid or payable	--	--
1.28	**Retained profits (accumulated losses) at end of financial period**	**154,505**	**115,347**

Reconciliation of operating profit	2005 $A'000	2004 $A'000
Profit (loss) from ordinary activities before income tax expense (item 1.5)	78,747	99,394
Less: Discontinuing Operations (profit) loss before tax	1,929	11,007
Less: Specific Items (profit) loss before tax (see below)	10,198	4,857
Profit (loss) before tax excluding Discontinuing Operations & Specific Items	**90,874**	**115,258**
Income tax expense excluding Discontinuing Operations & Specific Items	(31,339)	(30,425)
Profit attributable to Outside Equity Interests excluding Discontinuing & Specific Items	(13,061)	(16,752)
Net profit attributable to members excluding Discontinuing Operations & Specific Items	**46,474**	**68,081**

Calculation of Income tax on ordinary activities (Item 1.6)	2005 $A'000	2004 $A'000
Income tax attributable to reported profit from ordinary activities	23,624	29,818
Prior year adjustment	(3,203)	--
Non tax-deductible expenses	2,483	1,213
Other deductible amounts	(11,110)	(4,415)
Non-taxable income	(3,284)	--
Adjustments relating to results of overseas subsidiaries	18,384	3,591
Current losses not booked/(prior year losses not previously brought to account now utilised)	--	6,607
After-tax equity profits/losses included in pre-tax profit	(4,647)	(5,779)
After-tax partnership profits/losses included in pre-tax profit	(776)	(995)
Other	3,524	385
Total Income tax expense/(credit)	**24,995**	**30,425**

Intangible and extraordinary items		*Consolidated – Current period – A$'000*			
		Before tax (a)	Related tax (b)	Related outside +equity interests (c)	Amount (after tax) attributable to members (d)
2.1	Amortisation of goodwill	4,719	--	--	4,719
2.2	Amortisation of other intangibles	681	--	--	681
2.3	**Total amortisation of intangibles**	**5,400**	--	--	**5,400**
2.4	Extraordinary items (details)	--	--	--	--
2.5	**Total extraordinary items**	--	--	--	--

Specific items

Profit (loss) from ordinary activities after tax (item 1.7) contains the following specific items which are relevant in explaining the financial performance of the group

	2005 $A'000	2004 $A'000
Profit/(Loss) on disposal of assets	14,701	(4,857)
Legal settlement – Film Production division (refer item 19.6 – material changes in contingent liabilities)	(10,621)	--
Legal expenses in relation to outstanding matters – Film Production division (refer item 19.6 – material changes in contingent liabilities)	(14,278)	--
Total profit (loss) from specific items before tax	**(10,198)**	**(4,857)**
Income Tax (expense)/credit	6,344	--
Total profit (loss) from specific items after tax	**(3,854)**	**(4,857)**
Outside Equity Interest	--	--
Total attributable profit (loss) from specific items after tax	**(3,854)**	**(4,857)**

Comparison of half year profits

		2005 $A'000	2004 $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	31,521	28,965
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	9,170	23,252

Consolidated Statement of Financial Position

		2005 $A'000	2004 $A'000
	Current assets		
4.1	Cash	99,654	110,076
4.2	Receivables	277,231	313,869
4.3	Film library (net)	287,368	250,822
4.4	Inventories	2,832	2,669
4.5	Current tax assets	11,905	1,619
4.6	Other	21,042	23,073
4.7	**Total current assets**	**700,032**	**702,128**
	Non-current assets		
4.8	Receivables (refer note 1 below)	130,520	198,236
4.9	Investments (equity accounted)	114,273	105,221
4.10	Other financial assets	10,235	7,601
4.11	Other property, plant and equipment (net)	233,053	251,547
4.12	Intangibles (net)	66,508	74,105
4.13	Deferred tax assets	29,818	24,916
4.14	Radio Licences (net) (refer note 2 below)	463,177	464,635
4.15	Film library (net)	423,143	523,104
4.16	Security deposits	93,304	102,739
4.17	Other	7,499	9,046
4.18	**Total non-current assets**	**1,571,530**	**1,761,150**
4.19	**Total assets**	**2,271,562**	**2,463,278**
	Current liabilities		
4.20	Payables	215,321	231,509
4.21	Interest bearing liabilities	299,550	268,987
4.22	Current tax liabilities	9,325	12,513
4.23	Provisions (excluding tax liabilities)	17,857	18,994
4.24	Other	2,377	2,513
4.25	**Total current liabilities**	**544,430**	**534,516**
	Non-current liabilities		
4.26	Payables	51,898	53,750
4.27	Interest bearing liabilities - excl. convertible notes	763,530	765,216
	- convertible notes	14,102	13,461
4.28	Deferred and other tax liabilities	115,792	127,191
4.29	Provisions (excluding tax liabilities)	9,172	17,888
4.30	Other	875	2,538
4.31	**Total non-current liabilities**	**955,369**	**980,044**
4.32	**Total liabilities**	**1,499,799**	**1,514,560**
4.33	**Net assets**	**771,763**	**948,718**
	Equity		
	Parent entity interest:		
4.34	Capital/contributed equity - excl. convertible notes	611,475	755,351
	- convertible notes	14,866	14,866
4.35	Reserves	(114,357)	(69,947)
4.36	Retained profits (accumulated losses)	154,505	115,347
4.37	**Equity attributable to members of the parent entity**	**666,489**	**815,617**
4.38	Outside +equity interests in controlled entities	105,274	133,101
4.39	**Total equity**	**771,763**	**948,718**
4.40	Preference capital included as part of 4.34	**452,016**	**455,792**

Notes to the Consolidated Statement of Financial Position

Note 1. Non-current receivables include a loan to Village Cinemas SA, the group's associated company in Argentina, of A$21.6 million, based on the 30 June 2005 exchange rate. The carrying value of this loan is susceptible to further changes in the Peso/AUD exchange rate.

Note 2. As at 30 June 2005, Austereo Group Limited reflect the value of Radio Licences at cost (less accumulated amortisation) of $925.2 million. This value is supported by an independent valuation which is commissioned annually and updated six monthly. The carrying value of Radio Licences by Austereo Group Limited is currently below the lower end of the range of estimates provided by the independent valuer. The Village Roadshow Ltd. group has continued to record these Radio Licences at original cost (less accumulated amortisation) of $463.2 million. Both the $925.2 million and $463.2 million amounts referred to above represent 100% of the Radio Licences.

5. Exploration and evaluation expenditure capitalised – N/A

6. Development properties - N/A

Consolidated Statement of Cash Flows

		2005 $A'000	2004 $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	1,541,791	2,196,281
7.2	Payments to suppliers and employees (note 2)	(1,405,968)	(1,825,699)
7.3	Dividends and distributions received from associates	19,142	6,992
7.4	Other dividends received	--	--
7.5	Interest and other items of similar nature received	8,819	10,764
7.6	Interest and other costs of finance paid	(76,683)	(77,469)
7.7	Income taxes paid	(56,451)	(32,760)
7.8	Other (partnership profits, exchange profits)	9,765	7,698
7.9	**Net operating cash flows (refer Notes 1 & 2 below)**	**40,415**	**285,807**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(33,885)	(25,789)
7.11	Proceeds from sale of property, plant and equipment	17,420	12,614
7.12	Payment for purchases of equity investments	(6,651)	(31,640)
7.13	Proceeds from sale of equity investments	27,143	7,670
7.14	Loans to other entities	(51,844)	(46,385)
7.15	Loans repaid by other entities	84,219	66,962
7.16	Other	(1,698)	(221)
7.17	**Net investing cash flows**	**34,704**	**(16,789)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	--	--
7.19	Proceeds from borrowings	760,660	809,788
7.20	Repayment of borrowings	(647,892)	(962,633)
7.21	Dividends paid	(11,669)	(12,141)
7.22	Other (incl. payments for buyback of shares)	(185,164)	(169,870)
7.23	**Net financing cash flows**	**(84,065)**	**(334,856)**
7.24	**Net increase (decrease) in cash held**	**(8,946)**	**(65,838)**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	110,076	177,730
7.26	Exchange rate adjustments to item 7.25.	(1,476)	(1,816)
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**99,654**	**110,076**

Notes to the Consolidated Statement of Cash Flows:

Note 1: For the purposes of the statement of cash flows, cash includes deposits at call with financial institutions and other highly liquid investments with short periods to maturities which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

Note 2: Payments to suppliers include amounts to acquire film copyrights from third parties. Revenues earned from these copyright assets are derived over several years hence significant timing differences in cash flows can occur. In the year ended 30 June 2005, $289.7 million was expended on copyright assets (year ended 30 June 2004: $272.7 million). Refer additional disclosure on Film Production Exploitation on page 25 of this Preliminary Final Report.

Reconciliation of operating profit after tax to net operating cash flows

	2005 $A'000	2004 $A'000
Net operating profit/(loss)	**53,752**	**68,969**
Adjust for:		
Depreciation	27,314	28,147
Amortisation	290,386	581,798
Provisions	2,289	2,888
Profit on disposal of assets	(14,924)	4,334
Unrealised foreign currency (profit)/loss	1,958	(74)
Net equity accounted profits	(3,304)	(16,668)
Profit on conversion of convertible notes	--	(4,467)
Changes in assets & liabilities:		
Trade receivables	13,370	(23,688)
Trade creditors	235	(79,986)
Tax payable	(16,975)	1,343
Unearned income	305	(1,575)
Other payables and provisions	(8,599)	(1,231)
Film library	(289,700)	(272,707)
Inventories	3,230	165
Capitalised borrowing costs	--	(1,334)
Non-current tax liabilities	(14,482)	(3,679)
Prepayments and other assets	(4,440)	3,572
Net operating cash flows	**40,415**	**285,807**

Acquisition of controlled entities

The economic entity did not acquire any material entities in either the current or previous corresponding reporting periods.

Disposal of controlled entities

The economic entity did not dispose of any material entities in either the current or previous corresponding reporting periods.

Undrawn credit facilities

The economic entity has undrawn credit facilities at balance date of $583.7 million (2004: $687.1 million), which includes $392.2 million (2004: $491.3 million) relating to Village Roadshow Films (BVI) Limited.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. (If an amount is quantified, show comparative amount.)

N/A

Reconciliation of cash

	Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'000	Previous corresponding period $A'000
8.1	Cash on hand and at bank	68,579	45,421
8.2	Deposits at call	31,075	64,655
8.3	Bank overdraft	--	--
8.4	Other (provide details)	--	--
8.5	**Total cash at end of period** *(item 7.27)*	**99,654**	**110,076**

Other notes to the condensed financial statements

Ratios

		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax *(item 1.5)* as a percentage of revenue *(item 1.1)*	5.0%	4.5%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members *(item 1.11)* as a percentage of equity (similarly attributable) at the end of the period *(item 4.39)*	5.3%	5.5%

Earnings per security (EPS)

		Current period	Previous corresponding period
10.1	Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of AASB1027: Earnings Per Share are as follows.		
	Basic EPS [1,3]	21.85c	22.23c
	Total EPS [2]	13.74c	11.44c
	Basic EPS (excluding specific items & discontinuing operations) [4]	24.96c	28.98c
	Total EPS (excluding specific items & discontinuing operations) [4]	15.69c	14.91c
	Weighted Average Number of shares outstanding during the period used in the calculations of EPS:		
	Ordinary Shares	186,229,622	234,885,861
	Total Shares	296,127,368	456,586,624

Note 1: Basic EPS calculated in accordance with AASB 1027: Earnings Per Share.
Note 2: Total EPS represents Earnings Per Share on total Ordinary and Preference shares.
Note 3: Diluted EPS is not materially different to Basic EPS.
Note 4: Alternative disclosure based on attributable net profit of $46.474 million (2004 $68.081 million).

NTA backing

		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	$2.17	$2.15

Discontinuing Operations – Current Period

12.1 During the year ended 30 June 2005, the economic entity discontinued the cinema operations in Taiwan as a result of sale. The economic entity also continued to wind down the operations which were discontinued in prior periods, and it is noted that progressive asset sales in relation to Germany were completed during the year, and exit options are still being progressed in relation to Austria. The cinema operations of both Germany & Austria were classified as discontinuing operations in previous financial years. The results of discontinuing cinema operations are included in the Cinema Exhibition business segment. These disposals and cessation of activities are part of a major restructuring program which is aimed at improving the return on assets across the economic entity.

	Germany 2005 $A'000	Austria 2005 $A'000	Taiwan 2005 $A'000	Total Cinema Exhibition 2005 $A'000	Total Group 2005 $A'000
Financial Performance Information					
Sales revenue	--	11,293	--	11,293	11,293
Other revenue	21	275	26,297	26,593	26,593
Share of net profits (losses) of associates	--	--	--	--	--
Interest expense	--	--	--	--	--
Other expenses	2,117	14,376	23,322	39,815	39,815
Operating profit (loss) from discontinuing operations before tax	(2,096)	(2,808)	2,975	(1,929)	(1,929)
Income tax revenue (expense)	--	--	--	--	--
Operating profit (loss) from discontinuing operations after tax	(2,096)	(2,808)	2,975	(1,929)	(1,929)
Cashflow Information					
The consolidated net cashflows of the discontinuing operation during the reporting period were as follows:					
Net operating cashflows	(2,667)	(439)	374	(2,732)	(2,732)
Net investing cashflows	--	--	26,073	26,073	26,073
Net financing cashflows	--	--	--	--	--
Total net cashflows	(2,667)	(439)	26,447	23,341	23,341
Financial Position/Other Information					
Assets – carrying amount at balance date	2,318	637	--	2,955	2,955
Liabilities at balance date	3,977	6,948	--	10,925	10,925
Net Assets (Liabilities) at balance date	(1,659)	(6,311)	--	(7,970)	(7,970)
Net Assets disposed of	--	--	23,322	23,322	23,322
Selling price of net assets disposed	--	--	25,923	25,923	25,923
Profit/(Loss) on disposal of net assets	--	--	2,601	2,601	2,601
Tax expense (credit) relating to the disposal of net assets	--	--	--	--	--

Discontinuing Operations – Previous Corresponding Period

	Germany 2004 $A'000	Austria 2004 $A'000	Taiwan 2004 $A'000	Total Cinema Exhibition 2004 $A'000	Total Group 2004 $A'000
Financial Performance Information					
Sales revenue	--	10,664	--	10,664	10,664
Other revenue	486	106	426	1,018	1,018
Share of net profits (losses) of associates	--	--	--	--	--
Interest expense	--	21	--	21	21
Other expenses	9,073	13,595	--	22,668	22,668
Operating profit (loss) from discontinuing operations before tax	(8,587)	(2,846)	426	(11,007)	(11,007)
Income tax revenue (expense)	--	--	--	--	--
Operating profit (loss) from discontinuing operations after tax	(8,587)	(2,846)	426	(11,007)	(11,007)
Cashflow Information					
The consolidated net cashflows of the discontinuing operation during the reporting period were as follows:					
Net operating cashflows	(5,927)	(906)	426	(6,407)	(6,407)
Net investing cashflows	--	--	--	--	--
Net financing cashflows	--	--	--	--	--
Total net cashflows	(5,927)	(906)	426	(6,407)	(6,407)
Financial Position/Other Information					
Assets – carrying amount at balance date	2,912	1,500	29,079	33,491	33,491
Liabilities at balance date	5,272	5,847	--	11,119	11,119
Net Assets (Liabilities) at balance date	(2,360)	(4,347)	29,079	22,372	22,372
Net Assets disposed of	--	--	--	--	--
Selling price of net assets disposed	--	--	--	--	--
Profit/(Loss) on disposal of net assets	--	--	--	--	--
Tax expense (credit) relating to the disposal of net assets	--	--	--	--	--

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N/A
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	N/A
15.3	Has the dividend been declared?	N/A

Amount per Security

			Amount per security	Franked amount per security at 30% tax	Amount per security of foreign source dividend
	Final dividend:	Current year - Ords	--	--	--
15.4		Prefs	--	--	--
15.5		Previous year - Ords	--	--	--
		Prefs	--	--	--
15.6	**Interim dividend:**	Current year	--	--	--
15.7		Previous year	--	--	--

Total dividend (distribution) per security (interim *plus* final)

		Current year	Previous year
15.8	+Ordinary securities	--	--
15.9	Preference +securities	--	--

Final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period $A'000
15.10	+Ordinary securities *(each class separately)*	--	--
15.11	Preference +securities *(each class separately)*	--	--
15.12	Other equity instruments *(each class separately)*	--	--
15.13	**Total**	--	--

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans: N/A

Any other disclosures in relation to dividends (distributions): N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':		Current period $A'000	Previous corresponding period $A'000
16.1	Profit (loss) from ordinary activities before income tax	44,165	43,677
16.2	Income tax on ordinary activities	11,957	12,462
16.3	Profit (loss)from ordinary activities after income tax	32,208	31,215
16.4	Extraordinary items net of tax	--	--
16.5	Net profit (loss)	32,208	31,215
16.6	Adjustments	--	--
16.7	**Share of net profit (loss) of associates and joint venture entities**	**32,208**	**31,215**

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) after tax (item 1.9)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current Period A$'000	Previous corresponding period A$'000
Associates:				
Ballarat Cinemas Pty Ltd	50.00%	50.00%	(202)	(207)
Dartina Developments Ltd	50.00%	50.00%	895	2,940
Golden Village Regional Pte Ltd [6]	50.00%	50.00%	(684)	(599)
Radio Newcastle Pty Ltd	50.00%	50.00%	1,908	1,484
Roadshow Distributors Pty Ltd	50.00%	50.00%	15,506	14,427
Roadshow Unit Trust [1]	--	50.00%	--	942
Sea World Property Trust	50.00%	50.00%	11,416	6,946
Tri-Village Developments BV	50.00%	50.00%	--	(257)
Val Morgan Holdings Pty Ltd [2]	--	33.33%	--	2,568
Village Cinemas SA [3]	55.00%	55.00%	--	--
Warner Village Cinemas SPA [5]	50.00%	45.00%	--	(29)
Warner Village (Design & Build) Ltd	50.00%	50.00%	(6)	200
Warner Village Exhibition Ltd	49.99%	49.99%	316	(91)
Village Roadshow Film Distributors SA [4]	--	50.00%	--	(85)
Other [8]	N/A	N/A	471	(343)
			29,620	**27,896**
Joint venture entities/partnerships:				
Albury Regent Cinemas Partnership	50.00%	50.00%	151	372
Warner Village Theme Parks Partnership	50.00%	50.00%	2,569	2,542
Sea World Aviation Partnership	50.00%	50.00%	19	80
Sea World Enterprises Partnership [7]	50.00%	50.00%	(30)	15
Tasmanian Cinemas Partnership	50.00%	50.00%	(114)	(92)
Warner Village Exhibition Management P/ship.	50.00%	50.00%	(7)	390
Warner Village Cinema Management P/ship. [7]	50.00%	50.00%	--	12
			2,588	**3,319**
17.2 Total			**32,208**	**31,215**
17.3 Other Material Interests			N/A	N/A
17.4 Total			N/A	N/A

1. The 50% investment in the Roadshow Unit Trust was sold to Roadshow Distributors Pty. Ltd. effective 30 June 2004.
2. Effective 24 December 2002, the Village Roadshow Ltd. group acquired 33.33% of the Val Morgan Holdings Pty. Ltd. group, with the other 66.67% acquired by two other cinema exhibition groups equally. This acquisition resulted from the restructure of the screen advertising business conducted by Val Morgan (Australia) Pty. Ltd. and MEG Holdings Ltd. As part of the regulatory approvals for this acquisition, two of the three parties were required to divest their interests by no later than 24 June 2004. The Village Roadshow Ltd. group disposed of its 33.33% interest effective 27 February 2004.
3. Although the group has a 55% ownership interest in the issued share capital of Village Cinemas SA, it does not control the voting rights. Consequently, the entity has been accounted for as an associate.
4. Effective 15 January 2004, the Village Roadshow Ltd. group acquired the remaining 50% of the shares in Village Roadshow Film Distributors SA (previously Warner Roadshow Film Distributors Greece SA), and from that date onwards consolidated that entity.
5. Effective 22 December 2004, the Village Roadshow Ltd. Group acquired an additional 5% of the shares in Warner Village Cinemas SPA.
6. Effective August 2004, Golden Village Regional Pte Ltd was liquidated.
7. The Sea World Enterprises Partnership and Warner Village Cinema Management Partnership were both terminated in November 2004.
8. In relation to the 'Other' associates referred to above, there have been no significant changes in the state of affairs during the year.

Issued and quoted securities at end of current period

(Description includes rate of interest and any redemption or conversion rights together with prices and dates.)

	Category of +securities	Total number	Number quoted	Issue price per security (cents)	Amount paid up per security (cents)
18.1	**Preference +securities** *(description)* **A Class Preference shares**	108,689,033	108,689,033		
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	150,000 (1,590,000)	150,000 (1,590,000)		
18.3	**+Ordinary securities**	168,413,107	168,413,107		
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	-- (66,005,797)	-- (66,005,797)		
18.5	**+Convertible debt securities** *(description and conversion factor)* **PRIDES, converting into preference shares at any time up to 30/4/2008. Each PRIDES is convertible into a minimum of 21.249 and a maximum of 25.497 A Class Preference shares. The Company has the right to redeem the PRIDES for cash on request for conversion.**	413,300		US$50.00	US$50.00
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	-- --			
18.7	**Options** *(description and conversion factor)* **Options over Ordinary shares**			*Exercise Price*	*Expiry Date (if any)*
	2,000,000			$3.00	30/11/2007
	2,000,000			$4.00	30/11/2007
	2,000,000			$5.00	30/11/2007
18.8	Issued during current period	--	--		
18.9	Exercised during current period	--	--		
18.10	Expired during current period	--	--		
18.11	**Debentures** *(description)*				
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	N/A	N/A		
18.13	**Unsecured notes** *(description)*				
18.14	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	N/A	N/A		

eporting by Business Segments[1]

	Cinema Exhibition		Theme Parks		Radio		Film Production		Film Distribution		Unallocated		Total	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000
OUNTS INCLUDING SPECIFIC ITEMS & SCONTINUING OPERATIONS														
venue from external customers	397,479	419,664	17,476	18,287	249,761	241,307	829,745	1,498,065	--	--	72,856	49,140	1,567,317	2,226,463
are of associates net profit (loss)	431	4,967	14,429	9,537	1,894	1,479	--	--	15,506	15,369	(52)	(137)	32,208	31,215
al segment revenue	397,910	424,631	31,905	27,824	251,655	242,786	829,745	1,498,065	15,506	15,369	72,804	49,003	1,599,525	2,257,678
gment result	5,491	14,689	20,313	16,319	67,445	71,058	50,996	76,296	15,766	15,369	(81,264)	(94,337)	78,747	99,394
ome tax revenue (expense)													(24,995)	(30,425)
t profit													53,752	68,969
fit attributed to outside equity interest													13,061	16,752
t profit attributable to members													40,691	52,217
preciation and amortisation expense	27,174	28,259	3,828	3,685	8,900	8,060	273,097	564,721	--	--	4,701	5,220	317,700	609,945
n-cash expenses other than depreciation	1,585	1,985	6	100	898	(140)	(3)	(591)	--	--	498	464	2,984	1,818
gment assets	395,342	451,757	89,362	81,974	544,984	553,372	981,229	1,092,089	52,484	56,313	208,161	227,773	2,271,562	2,463,278
gment liabilities	97,871	116,525	579	36	55,089	55,150	84,602	116,847	24,796	--	1,236,862	1,226,002	1,499,799	1,514,560
estments in associates included in segment assets	15,091	30,808	40,422	31,005	6,346	6,490	--	--	52,484	37,123	(70)	(205)	114,273	105,221
quisition of property, plant & equipment and ngible assets	35,884	22,233	11,411	2,859	8,225	4,506	338	1,771	--	--	5,045	5,015	60,903	36,384

	Cinema Exhibition		Theme Parks		Radio		Film Production		Film Distribution		Unallocated		Total	
OUNTS EXCLUDING SPECIFIC ITEMS & CONTINUING OPERATIONS														
enue from external customers	385,532	407,999	17,476	18,287	249,761	241,307	829,745	1,498,065	--	--	25,017	43,404	1,507,531	2,209,062
re of associates net profit (loss)	431	4,967	14,429	9,537	1,894	1,479	--	--	15,506	15,369	(52)	(137)	32,208	31,215
al segment revenue	385,963	412,966	31,905	27,824	251,655	242,786	829,745	1,498,065	15,506	15,369	24,965	43,267	1,539,739	2,240,277
ment result	10,187	26,538	20,313	16,319	67,445	71,058	75,895	76,296	15,766	15,369	(98,732)	(90,322)	90,874	115,258
me tax revenue (expense)													(31,339)	(30,425)
profit													59,535	84,833
it attributed to outside equity interest													13,061	16,752
profit attributable to members													46,474	68,081

tes:

or primary segment reporting purposes, Leisure and Greece/Singapore Distribution business unit results are combined with Cinema Exhibition, and the Australian and New Zealand Distribution results are separately reported as Film Distribution.
e definition of segment revenues, segment result, segment assets and segment liabilities restricts the segment disclosures to operating activities and therefore excludes certain financing and investing transactions. The 'unallocated' column therefore combines ancial information which is not reported in one of the primary business segments and transactions excluded from the segment definitions. The exclusions from segment definitions are mainly comprised of interest revenue & proceeds on disposal of assets cluded from Segment Revenue), interest revenue & expense, & profit/loss on disposal of assets (excluded from Segment Result), cash, investments which are not equity accounted, loans receivable (other than loans to associates) & tax assets (excluded from gment Assets) and borrowings, loans payable (other than loans from associates) and tax liabilities (excluded from Segment Liabilities).

Reconciliation of segment result and reported EBITDA analysis – continuing operations

	Segment result [1] excluding specific items		Operating result [1] excluding specific items		Reported EBITDA excluding specific items	
	Current period $A'000	Previous corresp. period $A'000	Current period $A'000	Previous corresp. period $A'000	Current period $A'000	Previous corresp. period $A'000
Cinema Exhibition	10,187	26,538	8,884	27,635	36,079	57,998
Theme Parks	20,313	16,319	16,714	11,527	24,713	23,992
Radio	67,445	71,058	57,611	60,356	76,523	78,935
Film Production	75,895	76,296	13,403	(815)	76,395	76,910
Film Distribution	15,766	15,369	15,766	14,474	16,780	16,248
Other (includes corporate overheads)	(98,732)	(90,322)	(21,504)	2,081	(24,201)	(20,466)
Total	**90,874**	**115,258**	**90,874**	**115,258**	**206,289**	**233,617**

	Current period $A'000	Previous corresp. period $A'000
Calculation of Reported EBITDA		
Operating profit before specific items and tax	90,874	115,258
Add:		
Amortisation of intangibles	5,400	4,912
Depreciation and amortisation (excl. intangibles)	312,300	605,034
Film Library & other production amortisation	(272,576)	(564,108)
Interest expense	76,683	76,070
Tax on unit trust distributions	560	4,772
Tax on partnership profits	1,120	1,422
Goodwill on equity profits	1,343	1,797
Less:		
Interest income	(9,415)	(11,540)
Reported EBITDA (before Outside Equity Interests)	**206,289**	**233,617**

Note 1: As outlined in the segment reporting note, certain financing and investing transactions are excluded from the definition of 'segment result' under the revised AASB 1005 Segment Reporting. These transactions, which comprise interest income, interest expense, proceeds from sale of assets and the carrying value of assets sold, have been treated as unallocated for 'segment result' purposes, but are included in each segment's 'operating result' above. Operating result includes the items which are excluded from the new segment result definitions, and represents the basis under the previous segment accounting standard. EBITDA has been calculated from each segment's operating result.

Analysis of underlying EBITDA[1] from continuing operations – Cinema Exhibition

	Village Roadshow share	
	Current period $A'000	Previous corresp. period $A'000
Australia	28,607	37,344
Asia/New Zealand	11,129	10,682
Europe	17,296	23,628
South America	3,597	3,665
Total	**60,629**	**75,319**

[1] Underlying EBITDA represents Village Roadshow's equity share of trading in each territory on a grossed-up basis, i.e. ignoring the effect of corporate structuring. Reported EBITDA differs from this because there are a number of partnerships/associates whose contribution to reported EBITDA is Village Roadshow's share of their post-tax profits.

EXTRACT OF RESULTS: FILM PRODUCTION EXPLOITATION

Statement of Financial Performance

	2005 $A'000	2004 $A'000
Sales revenue (Note 1)	792,496	1,475,446
Expenses:		
Amortisation of film production costs (Note 2)	(272,576)	(564,108)
Other film expenses (Note 3)	(457,702)	(833,732)
Borrowing costs	(53,658)	(55,838)
Other	(1,749)	(2,825)
Net Profit from film exploitation (Note 4)	**6,811**	**18,943**

Note 1: Sales Revenue consists of film hire revenue from box office attendances in addition to exploitation revenue from video/DVD and television. Excluded from this analysis are non-studio producer and overhead fees which have been eliminated on consolidation following the acquisition of Village Roadshow Films (BVI) Limited in February 2003.

Note 2: Film production costs are capitalised in the Statement of Financial Position and amortised in accordance with Accounting Standard 1009: Construction Contracts. The progressive amortisation required is calculated to reflect expected ultimate profits on a pro-rata basis, dependent on the ratio of revenue earned to balance date as a percentage of total revenue expected to be earned over the lifetime of all films comprising the relevant film portfolio. In the event an ultimate loss is projected for all films in the portfolio, an amount equivalent to this loss will be written-off immediately. Revenue expected to be earned over the lifetime of each film includes theatrical, DVD/video & television streams.

Note 3: Other film costs include prints and advertising expenses, sub-distribution fees, participations and residuals, studio participations and other direct film costs.

Note 4: In the year ended 30 June 2005, portfolio film exploitation profit of $6.8 million was recognised (30 June 2004: $18.9 million).

Statement of Financial Position

	2005 $A'000	2004 $A'000
Current assets		
Film library	287,368	250,822
Working capital	140,564	226,066
Non-current assets		
Film library	423,143	523,104
Security deposit	92,275	101,802
Current liabilities		
Borrowings	287,368	250,822
Working capital	74,534	82,081
Non-current liabilities		
Borrowings	498,915	564,334

Statement of Cash Flows

	2005 $A'000	2004 $A'000
Net Operating Cash Flows:		
Receipts from customers	846,676	1,454,088
Payments to suppliers and employees (Note 5)	(790,081)	(1,191,073)
Interest and other costs of finance paid	(53,658)	(55,838)
Net Financing Cash Flows:		
Proceeds from borrowings	569,817	677,857
Repayment of borrowings	(518,229)	(837,006)

Note 5: Includes film acquisition costs of $289.7 million (2004 $272.7 million).

Basis of financial report preparation

19.1 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Subsequent to 30 June 2005, as notified to Australian Stock Exchange Ltd. on 27 July 2005, Village Roadshow Ltd. ("VRL") has reached agreement with Crescent Film Holdings Limited and Crescent Entertainment LLC (together "Crescent") for a financial restructure of VRL's film production division, Village Roadshow Pictures ("VRP").

Restructure Agreement

The restructure will result in:

- Crescent being granted options to acquire 50% of the shares in the head companies in the entities of VRP which constitute and carry on the "Hollywood" film production and related film distribution business of the VRP group ("VRPG").
- Crescent advancing US$115 million by way of Promissory Note to VRPG to enable it to repay an inter-company loan of US$100 million owed to VRL, and to pay a dividend plus transaction costs of US$15 million to VRL.
- The Promissory Note is repayable to Crescent with a coupon of 8% out of the net cash flow of VRPG - there is no recourse to VRL or any other member of the Village Roadshow group outside VRPG for repayment of this Note, and based on current VRP management projections, it is expected that VRPG cash flow will see this Note being repaid in the short to medium term.
- Once the Note has been repaid, Village is entitled to receive all of the net cash flow of VRPG until such time as VRL receives at least US$115 million together with a coupon of 8% p.a., and Crescent exercises the options (if ever). (This means that whilst the options remain unexercised VRL will be entitled to 100% of the net cash flow.)

VRL will remain responsible for the existing clawback in respect of film profits received by VRP prior to 1 July 2005. This contingent liability as at 30 June 2005 was US$26.5 million and will not increase. Based on current projections, the contingent liability is not expected to crystallise.

The transaction, together with the new Letter of Credit Facility set out below, is expected to give rise to an accounting loss before tax (recognised in the 2006 financial year under Australian equivalents to International Financial Reporting Standards ("AIFRS")) of approximately A$26 million (post-tax loss A$20 million). This loss represents transaction costs arising from the re-engineering and a realised net foreign exchange loss of approx. A$6 million. Under Australian Accounting Standards in force as at 30 June 2005 ("AGAAP"), the estimated pre-tax and post- tax loss would both be reduced by approximately A$6.4 million, due to the different treatment of foreign exchange results under AGAAP and AIFRS.

Notwithstanding this loss, the VRL Board firmly believes the transaction is both a strategic necessity and financially prudent having regard to the alignment of its investment profile in VRPG to that of the rest of the VRL operating divisions. In addition operating profits from VRPG will be reduced in the short to medium term mostly due to the 8% coupon on the Crescent Note, whilst offsetting this to a large extent will be interest income from the proceeds received.

Completion of this transaction is expected to occur in September 2005. The restructure is subject to various conditions precedent. The Company has had preliminary discussions with all parties concerned and believes that it is reasonable to expect that all conditions will be met.

Letter of Credit Facility

VRP also reached agreement with Dresdner Bank AG, New York Branch for the provision of a US$70 million Letter of Credit Facility to replace the US$70 million cash deposit currently provided by VRP as credit support for its US$900 million film financing facility. This new facility was executed in July 2005, and the US$70 million cash deposit was released back to VRP which has used the proceeds to repay an outstanding inter-group loan to Village Roadshow Pictures International Pty Ltd ("VRPI"), a wholly-owned subsidiary of VRL. In addition repayment of an existing third party loan to VRPI of US$20 million from CIBC Inc has been completed utilising part of these proceeds.

This Letter of Credit facility is being provided to Village Roadshow Distribution (BVI) Limited ("VRD") and will be serviced by VRD out of its cash flow from operations without any credit support from or recourse to VRL or any other member of VRPG or the Village Roadshow group. It is important to note that this Letter of Credit has been negotiated with Dresdner Bank AG and the banking syndicate, and is independent of the Crescent transaction. This US$70 million credit support is an ongoing requirement for the credit facility that finances VRPG's slate of movies.

Effect of Re-Engineering Transactions

These two transactions, after third party debt repayments and transaction costs of approximately US$15 million, are anticipated to result in an inflow of funds of approximately US$150 million (A$200 million) to the parent company, VRL. This, together with earlier profit distributions from VRPG, has repaid all of the funds (US$170 million) advanced to VRP as part of the credit support required for the February 2003 re-financing.

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Refer narrative.

19.3 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

It is anticipated that franking credits will be available to enable future dividends paid by the Company to be at least partly-franked.

19.4 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with AASB 1029: Interim Financial Reporting. Disclose changes in accounting policies in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure).

N/A

19.5 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

N/A

19.6 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

1. Contingent liabilities at 30 June 2005 are materially different from those disclosed in the 30 June 2004 accounts, as updated in the 31 December 2004 half-year accounts, in relation to the following:

(i) Contingent liabilities in relation to judgement entered into against Village Roadshow Pictures (USA) Inc. ("VRP USA") for approximately USD 32 million in January 2003, and legal proceedings commenced in 2003 against Village Roadshow Limited ("VRL") and a number of other companies in the VRL group:

VRP USA's appeal against the judgement to the Supreme Court of California was rejected by that Court, and the judgement is final. The full amount of the judgement against VRP USA, plus interest to 30 June 2005, is USD 38.8 million. In August 2004, the plaintiffs filed a motion seeking to add VRL as a judgement debtor to the VRP USA judgement. A hearing on this motion was held in November 2004, and in December 2004 the Judge decided against the plaintiffs and in favour of VRL. In April 2005, the plaintiffs sought to compel VRL to arbitrate the matter. That motion was denied by the Court. The plaintiffs have sought to appeal both these decisions.

New legal proceedings were commenced in 2003 by the plaintiffs against VRL and a number of other companies in the VRL group. The VRL companies deny liability in those proceedings and are defending them. The original trial date scheduled for January 2005 has been postponed until November 2005. The case is proceeding through final pre-trial steps.

VRL does not believe that the judgement against VRP USA or the new legal proceedings against VRL will have any material effect on VRL's financial position.

(ii) Contingent liabilities in relation to the Australian Taxation Office ("ATO") alternative assessments (including General Interest Charges) of $101.9 million (in relation to 1994) and $132.0 million (in relation to 1993):

As advised to Australian Stock Exchange Ltd. on 22 December 2004, these disputed alternative assessments were settled with the Commissioner of Taxation. It was also advised that the settlement terms were confidential, however the settlement would have no material impact on the Village Roadshow Ltd. financial position, net profit after tax for the year ending 30 June 2005 nor a material impact on its forecast cash flows.

(iii) Contingent liability in relation to Statement of Claim received from the service company of a former executive, Mr. Peter Ziegler:

In September 2003, Village Roadshow Limited ("VRL") received a Statement of Claim from the service company of a former executive, Mr. Peter Ziegler. The total claim has been amended and is now for approximately $87 million plus a claim of a 7.5% ownership interest in the Village Roadshow Pictures division ("VRP") and the right to 7.5% of the profits of VRP. The vast majority of the claim relates to an allegation that VRL failed to pay Mr. Ziegler's service company a termination payment. Mr. Ziegler's service company contends that this termination payment was payable upon the expiry of its contract through the effluxion of time. VRL maintains that a termination payment was only payable if VRL terminated the contract early. On the basis of legal advice, VRL strongly believes that the termination payment claim will fail.

The trial commenced in March 2005, is scheduled to conclude in September 2005, and the judge will then deliver a judgement.

(iv) Contingent liability in relation to proceedings in the Supreme Court of Victoria against Village Roadshow Limited and two of its subsidiaries, Medborne Pty. Ltd. and VR International Pictures Pty. Ltd., by companies associated with members and former members of accounting firm KPMG, in respect of those companies' investments in a film partnership with the two subsidiaries relating to the film, The Matrix.

This matter was settled in October 2004, and the settlement amount and related legal fees have been expensed in the year ended 30 June 2005 (refer Specific Items on page 11).

2. Contingent assets are materially different from those disclosed in the 30 June 2004 accounts in relation to the following:

(i) Contingent asset in relation to deferred additional consideration for sale of shares in Val Morgan Holdings Pty. Ltd.:
The additional consideration of $7.0 million which was receivable on 1 June 2008 in the event that certain conditions were met is now likely to be received before 30 June 2006, and therefore has been taken up in the 30 June 2005 accounts as a receivable.

19.7 Potential impacts resulting from the application of Australian equivalents of International Financial Reporting Standards ("AIFRS").

1. Summary:

Village Roadshow Limited (VRL) is in the process of transitioning its accounting policies and financial reporting from current Australian Accounting Standards (AGAAP) to Australian equivalents of International Financial Reporting Standards (AIFRS) which will be applicable for the financial year ended 30 June 2006. In 2004, the company allocated internal resources and engaged expert consultants to conduct impact assessments to identify key areas that would be impacted by the transition to AIFRS. As a result, VRL established a project team to address each of the areas in order of priority.

An AIFRS steering committee was established to oversee the progress of the project team and make necessary decisions. Priority has been given to the preparation of an opening balance sheet in accordance with AIFRS as at 1 July 2004 being VRL's transition date to AIFRS. This will form the basis of accounting for AIFRS in the future, and is required when VRL prepares its first fully AIFRS compliant financial report for the year ended 30 June 2006.

This Preliminary Final Report has been prepared in accordance with Australian accounting standards and other Australian financial reporting requirements (AGAAP). Set out below are the key areas where accounting policies are expected to change on adoption of AIFRS and VRL's best estimate of the quantitative impact of the changes on total equity as at the date of transition and 30 June 2005 and on the VRL group net profit for the year ended 30 June 2005.

The figures disclosed are VRL's best estimates of the quantitative impact of the changes as at the date of preparing the 30 June 2005 financial report. The actual effects of transition to AIFRS may differ from the estimates disclosed due to (a) ongoing work being undertaken by the AIFRS project team; (b) potential amendments to AIFRSs and Interpretations thereof being issued by the standard-setters and IFRIC; and (c) emerging accepted practice in the interpretation and application of AIFRS and UIG Interpretations.

Entities complying with AIFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of AIFRS to that comparative period. Most adjustments required on transition to AIFRS will be made, retrospectively, against opening retained earnings as at 1 July 2004.

2. Impact of transition to AIFRS on Equity as at 30 June 2005 and Profit for the year ended 30 June 2005:

The key potential implications of the conversion to AIFRS on the VRL group identified to date are as follows:

(a) Consolidated Accounts:

Intangible assets

Under AASB 3 *Business Combinations* goodwill would not be permitted to be amortised but instead is subject to impairment testing on an annual basis or upon the occurrence of triggers which may indicate a potential impairment, focusing on the cash flows of the related cash generating unit or entity. This will result in a change to the current accounting policy, under which goodwill is amortised on a straight-line basis over the period during which the benefits are expected to arise and not exceeding a period of 20 years.

The VRL group has elected not to apply AASB 3 retrospectively and hence, prior year amortisation would not be written-back as at the date of transition.

The current best estimate of the adjustments due to non-amortisation of intangibles are as follows:

- no adjustment to equity on transition to AIFRS as no retrospective application of AASB 3
- increase to profit for the year ended 30 June 2005 of $4.7 million
- cumulative increase to equity to 30 June 2005 of $4.7 million

Impairment of assets

Under AASB 136 *Impairment of Assets*, the recoverable amount of an asset is determined as the higher of its net selling price and value in use. The Group's current accounting policy is to determine the recoverable amount of non-current assets on the basis of discounted cash flows based on a class of assets. On transition to AIFRS and at each subsequent reporting date, the majority of assets (both current & non-current) have been tested for impairment either at the individual asset or cash generating unit level as appropriate. Further, AASB 136 requires that in the determination of value in use, pre-tax cash flows and an asset specific pre-tax discount rate are required to be used. This differs from the current accounting policy which determines recoverable amount by reference to after-tax cash flows and the after-tax weighted average cost of capital.

The current best estimate of the adjustments due to impairment are as follows:

- adjustment to reduce equity on transition to AIFRS of $18.1 million
- increase in profit for the year ended 30 June 2005 of $0.7 million
- cumulative reduction to equity to 30 June 2005 of $17.4 million

19.7 Potential impacts resulting from the application of Australian equivalents of International Financial Reporting Standards ("AIFRS") (continued).

Decommissioning Provisions

Under AASB 116 *Property, Plant and Equipment*, the Group would be required to include as part of the cost of its leasehold improvements, an estimate of the costs to remove those improvements at the end of the lease term where such an obligation exists to the lessor. These costs are not recognised under AGAAP. A corresponding liability would also be recognised under AIFRS in accordance with AASB 137 *Provisions, Contingent Liabilities and Contingent Assets*.

The current best estimate of the adjustments for decommissioning costs are as follows:
- adjustment to reduce equity on transition to AIFRS of $1.5 million
- reduction to profit for the year ended 30 June 2005 of $0.2 million
- cumulative reduction to equity to 30 June 2005 of $1.7 million

Foreign currency translation

Under AASB 121 *The Effects of Changes in Foreign Exchange Rates*, each entity is required to determine its functional currency and measure its results and financial position in that currency. In addition, an entity must select a presentation currency which may or may not be its functional currency. Any individual entity within the consolidated group whose functional currency differs from the presentation currency must translate assets and liabilities at the closing rate, and profit and loss items at the rate applied at the date of the transaction. Exchange differences are to be recognised as a separate component of equity. Should a foreign entity subsequently be sold, partially disposed of, or any part of its net investment repaid, any accumulated translation difference in equity must be recognised in the Statement of Financial Performance. This accounting practice is not permitted under the current Australian accounting standards, which requires any accumulated translation difference to be taken directly to retained earnings rather than being recycled through the profit and loss account.

The current best estimate of the adjustments due to 'recycling' of translation differences is as follows:
- no adjustment to equity upon transition to AIFRS
- increase to profit for the year ended 30 June 2005 of $5.8 million
- no cumulative adjustment to equity to 30 June 2005

In addition, VRL currently intends to apply the exemption provided in AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* which permits entities not to apply the requirements of AASB 121 *The Effects of Changes in Foreign Exchange Rates* in respect of cumulative translation difference that existed as at the date of transition to AIFRS. In utilising this exemption, the cumulative translation differences for all foreign operations are deemed to be zero at the date of transition to AIFRS and any gain or loss on a subsequent disposal of any foreign operation shall exclude translation differences that arose before the date of transition to AIFRS and shall include later translation differences. As at 1 July 2004, the balance of the Foreign Currency Translation Reserve, which is currently intended to be transferred to retained earnings, was negative $59.3 million.

Income tax

Under AASB 112 *Income Taxes*, deferred tax balances are determined using the 'balance sheet' method which calculates temporary differences based on the carrying amounts of an entity's assets and liabilities in the Statement of Financial Position and their associated tax bases. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity. This will result in a change to the current accounting policy, under which deferred tax balances are determined using the income statement method, items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss, and current and deferred taxes cannot be recognised directly in equity. The AIFRS Implementation project team is in the process of determining the impact that adopting the standard will have on the financial statements of the Group. As such, quantification is not currently available of either the impact on equity upon transition to AIFRS or the cumulative impact on equity to 30 June 2005, with the exception of the likely impact of Radio Licences owned by the Austereo Group Limited economic entity (Austereo).

19.7 Potential impacts resulting from the application of Australian equivalents of International Financial Reporting Standards ("AIFRS") (continued).

Income tax (continued)
Austereo is a partly-owned controlled entity of the VRL group. Under AASB 112 *Income Taxes*, deferred tax is calculated on the basis of comparison of the accounting book values of Austereo's assets and liabilities with the respective tax values. The tax base assigned to radio licences has been attributed based on the capital gains tax values which gives rise to a deferred tax liability of approximately $45.4 million for Austereo. As the VRL group has retained the original cost of these radio licences, based on the capital gains tax values used by Austereo, the VRL group would have a deferred tax asset of approximately $93.2 million, which is unlikely to be taken up in the VRL group accounts under AIFRS due to the probability of recovery of this asset.

Recent debate amongst regulators of accounting standards suggest an alternative view of a zero tax cost base for indefinite life intangibles may be taken. Although subject to ongoing debate, should this view be taken, this would result in a deferred tax liability of approximately $139.0 million for the VRL group, which would be required to be taken up in the VRL group accounts, and would reduce equity by this amount at 30 June 2004 and cumulatively to 30 June 2005.

Derivatives and hedging
Under AASB 139 *Financial Instruments: Recognition and Measurement*, financial instruments must be recognised in the Statement of Financial Position and all derivatives must be carried at fair value. Further, in order to qualify for hedge accounting, certain strict designation, effectiveness and documentation criteria must be satisfied.
VRL has decided to apply the exemption provided in AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* which permits entities not to apply the requirements of AASB 132 *Financial Instruments: Presentation and Disclosures* and AASB 139 *Financial Instruments: Recognition and Measurement* for the financial year ended 30 June 2005. The standards will be applied from 1 July 2005. The AIFRS Implementation project team is in the process of determining the impact that adopting the standards would have on the financial statements of the VRL group.

Employee Share Scheme
The VRL group will apply the exemption in AASB 1 *First time Adoption of Australian equivalents to International Financial Reporting Standards* which permits the group's Employee Share Plan Schemes to be grandfathered from the requirements of AIFRS, as they were in place prior to November 2002. However in the event any future share loans are provided to employees, under AASB 2 *Share based Payments*, the share plan loans are considered in substance share options and the VRL group will need to recognise the fair value of these options granted to employees as remuneration expense on a pro-rata basis over the vesting period in the income statement with a corresponding adjustment to equity.

The current best estimate of the adjustments due to the re-classification of employee share loans to equity is as follows:
- adjustment to reduce equity upon transition to AIFRS of $24.3 million
- no adjustment to profit for the year ended 30 June 2005
- cumulative reduction to equity to 30 June 2005 of $18.4 million

19.7 Potential impacts resulting from the application of Australian equivalents of International Financial Reporting Standards ("AIFRS") (continued).

(b) Outside Equity Interests:
In March 2001, the VRL group sold 42.5% of its shareholding in the VRB Pty. Ltd. group, as part of the flotation of Austereo Group Limited ("AGL") on the Australian Stock Exchange. At that time, the VRL group recognised a profit on this partial sale of $191.3 million. Since that time, there have been a number of changes to the equity of AGL, primarily relating to on-market share buybacks. As VRL has not been participating in these AGL buybacks, the outside equity interest ("OEI") percentage has been decreasing, and as at 30 June 2005, was 35.58%. Under AGAAP as in force to 30 June 2005, this increase in ownership by VRL for no consideration resulted in the recognition of operating profit and other direct increases to retained earnings.

Under AASB 127 *Consolidated and Separate Financial Statements*, any gains or losses which result from transactions between the economic entity and OEI are required to be treated as equity transactions, and not reflected in operating profit or loss or retained earnings.
The current best estimate of the adjustments to outside equity interests are as follows:
- no adjustment to equity on transition to AIFRS
- reduction to profit for the year ended 30 June 2005 of $2.6 million
- no cumulative reduction to equity to 30 June 2005

To 30 June 2005, the cumulative change within equity, which will be transferred from retained profits to a reserve account within equity, is estimated to be $212 million.

(c) Equity Accounting:
Long Term Loans
Under AASB 128 *Investments in Associates*, an investor's interest in an associate includes the carrying amount of the investment together with any long-term interests that, in substance, form part of the investors investment in the associate (e.g. long term loans). Losses recognised under the equity method in excess of the investor's investment in ordinary shares are applied to the other components of the investor's interest in an associate in the reverse order of their priority in liquidation. The current accounting policy excludes long term receivables with associates from being considered part of the interest in the associate.

The current best estimate of the adjustments to the equity carrying value of investments in associates due to the inclusion of long terms loans is as follows:
- adjustment to reduce equity on transition to AIFRS of $33.0 million
- increase to profit for the year ended 30 June 2005 of $20.9 million
- cumulative reduction to equity to 30 June 2005 of $12.1 million

Other Equity Accounting Adjustments
In addition to the AIFRS requirement to include long term loans receivable in the calculation of the equity carrying value of an investment in an associate, there have also been adjustments to the underlying accounts of the associates due to the transition to AIFRS. Such adjustments have resulted in additional adjustments to the equity carrying value of the VRL group's investments in associates as follows:

Impairment of Assets
As noted above, under AASB 136 *Impairment of Assets*, the recoverable amount of an asset is determined as the higher of its net selling price and value in use. The Group's current accounting policy is to determine the recoverable amount of non-current assets on the basis of discounted cash flows based on a class of assets. On transition to AIFRS and at each subsequent reporting date, the majority of assets (both current and non-current) have been tested for impairment either at the individual asset or cash generating unit level as appropriate. Further, AASB 136 requires that in the determination of value in use, pre-tax cash flows and an asset specific pre-tax discount rate are required to be used. This differs from the current accounting policy which determines recoverable amount by reference to after-tax cash flows and the after-tax weighted average cost of capital.

The current best estimate of the adjustments to the equity carrying value of investments in associates due to impairment of assets in the underlying entity is as follows:
- adjustment to reduce equity on transition to AIFRS of $26.2 million
- increase to profit for the year ended 30 June 2005 of $1.0 million
- cumulative reduction to equity to 30 June 2005 of $25.2 million

19.7 Potential impacts resulting from the application of Australian equivalents of International Financial Reporting Standards ("AIFRS") (continued).

Investment Property
Under AASB 140 *Investment Property*, an entity that chooses to apply the cost model to the measurement of investment property must measure all of its investment property in accordance with the requirements of AASB 116: *Property, Plant and Equipment*. AASB 116 requires that investment property be depreciated. This differs to the current accounting policy of the associate whereby AGAAP did not require depreciation of investment property.
The current best estimate of the adjustments to the equity carrying value of investments in associates due to depreciation of investment property in the underlying entity is as follows:
- adjustment to reduce equity on transition to AIFRS of $12.6 million
- reduction to profit for the year ended 30 June 2005 of $1.0 million
- cumulative reduction to equity to 30 June 2005 of $13.6 million

Intangible assets
As noted above, under AASB 3 *Business Combinations*, goodwill would not be permitted to be amortised but instead is subject to impairment testing on an annual basis or upon the occurrence of triggers which may indicate a potential impairment, focusing on the cash flows of the related cash generating unit or entity. This will result in a change to the current accounting policy, under which goodwill is amortised on a straight-line basis over the period during which the benefits are expected to arise and not exceeding a period of 20 years.
The VRL group has elected not to apply AASB 3 retrospectively and hence, prior year amortisation would not be written-back as at the date of transition.

The current best estimate of the adjustments due to non-amortisation of intangibles are as follows:
- no adjustment to equity on transition to AIFRS as no retrospective application of AASB 3
- increase to profit for the year ended 30 June 2005 of $1.6 million
- cumulative increase to equity to 30 June 2005 of $1.6 million

The total AIFRS adjustments in respect of the equity accounted carrying value of investments in associates is summarised as follows:
- adjustment to reduce equity on transition to AIFRS of $71.8 million
- increase to profit for the year ended 30 June 2005 of $22.5 million
- cumulative reduction in equity to 30 June 2005 of $49.3 million

3. Restated AIFRS Statement of Cash Flows for the year ended 30 June 2005:
No material impacts are expected to the cash flows presented under AGAAP on adoption of AIFRS.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	N/A
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify initial service charges/management fees/other fees	

Annual meeting

The annual meeting will be held as follows:

Place	Roxy Cinema, Warner Bros. Movie World, Pacific Highway, Oxenford, Quuensland
Date	Friday 25 November 2005
Time	9.00 a.m.
Approximate date the +annual report will be available	25 October 2005

Shareholder Benefits Record Date

The Record Date for entitlement to the 2005 Shareholder Benefits booklet is close of business on Friday 14 October 2005.

Compliance statement

1 This report has been prepared in accordance with AASB standards, other AASB authoritative / pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX.

Identify other standards used	N/A

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed.

4 This report is based on +accounts to which one of the following applies *(Tick one)*

☐	The +accounts have been audited.	☐	The +accounts have been subject to review.
✓	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 The entity has a formally constituted audit committee.

Sign here: (Company secretary) Date: 30 August 2005

Print name: PHILIP LEGGO

VILLAGE ROADSHOW LIMITED

Results Commentary
For the Year Ended 30 June 2005

Outline

- Strategic Highlights
- Group Overview
- Divisional Performance
- VRPG Restructure
- Outlook 2006

VILLAGE ROADSHOW LIMITED

Strategic Highlights

Strategic Highlights

- Capital management
- Exit of non-core businesses
  - Eye Shop
  - Taiwan cinema circuit
  - Val Morgan

Capital Management

- On-market buyback of approx. 30% (66.0 million) of Ordinary shares at a cost of $140.1 million
- Shares currently on issue:
  - Ordinary - 168.4 million
  - Preference - 108.7 million

Other

- Sale of 50% interest in Eye Shop for A$14.9m in Sep-04 (Profit on sale of A$6.6m)
- Sale of Taiwan cinema circuit in Feb-05 for A$26m (Profit on sale of A$2.6m)
- Completion of Val Morgan sale releases $7m of deferred consideration

VILLAGE ROADSHOW LIMITED

Group Overview

Summary

Normalised and Reported Results

	2005	2004
Normalised Net Profit After Tax*	46,474	68,507
Specific Items	(3,854)	(4,857)
Discontinuing Businesses	(1,929)	(11,433)
Reported Net Profit After Tax	40,691	52,217

* Significant reduction in interest income due to share buy-backs

Specific Items

Specific Items (After Tax)	A'000
Sale of Eye Shop	6,575
Val Morgan	7,000
Legal Expenses / Other	(17,429)
Total	(3,854)

Discontinuing Businesses

Discontinuing Businesses	
	A'000
Profit on Sale of Taiwan	2,601
Trading Profits/(Losses)*	(4,530)
Total	(1,929)

* Austria, Germany and Taiwan

VRL Debt Profile

Debt Profile at 30 June 2005

	A'000
On Balance Sheet - Recourse	101,297
On Balance Sheet - Non-Recourse (Austereo)	175,500
On Balance Sheet - Non-Recourse (VRPG)	786,283
On Balance Sheet - Convertible Notes	14,102
Cash on Hand	(99,654)
Net Debt	977,528

Off balance sheet guaranteed debt - $42.1 million
Off balance sheet non-guaranteed debt - $60.6 million

VRL 5 Year Financial Summary

Ratios	2005	2004	2003	2002	2001
Return on average total shareholders equity (%)	7.02	8.05	6.97	6.31	5.74
EBIT / average funds employed (%)	8.93	9.08	8.64	9.82	8.93
Net tangible assets ($ per share)	2.17	2.15	1.79	2.07	2.21
Total EPS excluding specific and discontinuing (cents)	15.69	14.91	12.55	11.47	12.64
Total Shareholder Return*	1,233	870	585	580	745

* Based on $1,000 invested on 1 July 2000

VILLAGE ROADSHOW LIMITED

Divisional Performance – Theme Parks

Financial Summary

Theme Parks 2005 Results	2005	2004	%change
Segment Revenue	31,905	27,824	14.67%
Reported EBITDA	24,713	23,992	3.01%
Profit Before Tax	16,714	11,527	45.00%
ROA*	18.70%	14.06%	

* Return on Assets (Operating Result / Segment Assets)

Financial Highlights 2005

- Profit Before Tax in the prior year was impacted by underlying tax expense on distributions
- Strong performance of Sea World

Operational Highlights

- Sea World attendances up 4.6% assisted by first Christmas trading period for Shark Bay
- Movie World attendances down 2.5% due to lack of new attractions (new attractions opening; Shrek 3D in 09/05 and Superman Coaster in 12/05)
- Wet 'N' Wild and Sea World Nara were in line with previous year
- Studios improved due to higher utilisation

VILLAGE ROADSHOW LIMITED

Divisional Performance – Distribution

Financial Summary

Distribution 2005 Results	2005	2004	% change
Segment Revenue	15,506	15,369	0.89%
Reported EBITDA	16,780	16,248	3.27%
Profit Before Tax	15,766	14,474	8.93%
ROA*	30.04%	25.70%	

* Return on Assets (Operating Result / Segment Assets)

Distribution

Financial Highlights 2005

- Overall contribution increased 9% to $15.8m
- Strong sale of theatrical back catalogue compensated for softer new release activity
- Television performed well, benefiting from higher Movie Network Channel subscribers

Operational Highlights

- Distribution agreements with both ABC Enterprises and BBC Worldwide renewed for 3 years
- New distribution agreement with Hopscotch Entertainment and Kennedy Miller
- Roadshow was number one distributor in the DVD market (Market share of 14.4%)

VILLAGE ROADSHOW LIMITED

Divisional Performance – Production

Financial Summary 2005

Production 2005 Results	2005	2004	% change
Segment Revenue	829,745	1,498,065	-44.61%
Reported EBITDA	76,395	76,910	-0.67%
Profit Before Tax	13,403	(815)	
Specific Items (Legal Expenses / Other)*	(17,429)	0	

* After tax

Financial Overview 2005

- Producer & Overhead fees increased to \$35.5m from \$19.9m in 2004 due to higher number of films released/in production
- Lower interest costs due to lower average debt
- Exploitation profits down on the prior year due to exceptional product (*Matrix Reloaded* and *Matrix Revolutions*) in 2004 and poor performance of *Catwoman* in 2005

Operational Highlights

- Five films released during the year (*Catwoman, Ocean's 12, Miss Congeniality 2, Constantine, House of Wax*)
- The division also earned producer and overhead fees on eight other films in production

VILLAGE ROADSHOW LIMITED

Divisional Performance - Exhibition

Financial Summary 2005

Exhibition 2005 Results

	2005	2004	% change
Segment Revenue	397,910	424,631	-6.29%
Underlying EBITDA	60,629	75,319	-19.50%
Reported EBITDA	36,079	57,998	-37.79%
Profit Before Tax	8,884	27,635	-67.85%

Exhibition

Overview


80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
A$'000
Underlying EBITDA
2001
2002
2003
2004
2005
Year

- Main drivers of lower result - exceptional product in 2004 across all territories and a strong year for Greece in 2004

Operational Overview

- Total admissions in continuing territories down 9% from 69.9 million last year to 63.6 million this year
- Singapore and Fiji achieved admissions growth. All other territories impacted by weaker product
- Sale of Taiwan brings number of territories to 9

Exhibition

Reported and Underlying EBITDA

Reconciliation of Reported and Underlying EBITDA

	2005	2004
Reported EBITDA	36,079	57,998
Add: Depreciation in equity territories	10,955	8,646
Add: Interest on equity territories	3,912	2,530
Add: Tax on equity territories	2,664	286
Other	7,020	5,859
Underlying EBITDA	60,629	75,319

VILLAGE ROADSHOW LIMITED

Divisional Performance – Radio

Financial Summary 2005

Radio 2005 Results

	2005	2004	% change
Segment Revenue	251,655	242,786	3.65%
EBITDA	76,523	78,935	-3.06%
Profit Before Tax	57,611	60,356	-4.55%
ROA*	10.38%	10.91%	

* Return on Assets (Operating Result / Segment Assets)

Financial Highlights 2005

- EBITDA margin of 30.4% (2004: 32.5%)
- Radio market growth 11.3%
- 28.3m shares bought back at a cost of A$45m
- VRL share in Austereo increased from 59.91% to 64.4% in 2005 as a result of the buy-backs, in which VRL did not participate
- VRL received total dividends from Austereo of $18.1m

Operational Highlights

- Triple M increased sales by 23% on the prior year
- Total sales up by 3% on the prior year reflecting weaker sales of Today Network
- Market leader in all target demographics
- Increased investment in marketing and programming
- Austereo results presentation can be found at **www.austereo.com.au**

VILLAGE ROADSHOW LIMITED

VRPG Restructure

Film Production Restructure

- US$70m security deposit returned to VRL
- Replaced by US$70m Letter of Credit, secured against VRP assets only
- US$20m external debt repaid
- Clawback liability capped at US$26.5m

Film Production Sale

- Transaction expected to complete in October 2005
- Proceeds of US$115m via issue of Promissory Note and option
- Option is to acquire 50% of VRPG
- After issue of Promissory Note, Crescent receives first US$115m + 8% coupon from VRPG cashflows
- VRL will receive following US$115m + 8% coupon
- Straight 50/50 profit split if option is exercised

Film Production Sale

- Transaction costs plus forex losses on loan repayment will be written off against 2006 profit
- Crescent are experienced partners with industry expertise and relationships
- VRPG continues to be reflected as a subsidiary of VRL until option exercised

VILLAGE ROADSHOW LIMITED

Outlook 2006

Theme Parks

- Two new major attractions at Warner Bros. Movie World (Superman Ride, Shrek 3D)
- Australian Outback Spectacular under construction and expected to open in April 2006
- Increase in capacity at Wet 'N' Wild due to redevelopment of the children's area (Open Sep-05) and additional slide capacity with new rides from 2006

2006 Outlook

Distribution

- Growth in DVD market will continue, although at a lower rate
- New distribution agreements should provide sales growth
- Focus on growth opportunities from new technologies

Production

- Impact of Crescent deal from expected completion date of October 2005
- The release of *Charlie and the Chocolate Factory* in July 2005 and *Dukes of Hazzard* in August 2005 has provided a strong start to the 2006 financial year
- Other films set for release include *Rumor Has It, Firewall, The Lakehouse, Lucky You* and *The Reaping*

2006 Outlook

Exhibition

- Focus on new sites/screens in core territories:
  - 2 major new sites in Greece
  - Gold Class expansion/upgrades in Australia
- Capex approximately $59.0m compared to $28.5m in 2005

Radio

- Strong focus on improving performance of the Today Network
- Continued investigation of multimedia initiatives to cement market leading position and provide additional value/opportunities to clients
- Two new capital city radio stations